SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

AERKOMM INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

00774B 208

(CUSIP Number)

April 19, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00774B 208

1.	NAMES OF REPORTING PERSONS Well Thrive Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,020,000
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,020,000
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,020,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.7%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 00774B 208

1.	NAMES OF REPORTING PERSONS Sheng-Chun Chang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Taiwan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	1,085,281
	6.	SHARED VOTING POWER	0
	7.	SOLE DISPOSITIVE POWER	1,085,281
	8.	SHARED DISPOSITIVE POWER	0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,085,281
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 00774B 208

Item 1.

(a)	Name of Issuer Aerkomm Inc.

(b)	Address of Issuer’s Principal Executive Offices 923 Incline Way #39, Incline Village, NV 89451

Item 2.

(a)	Name of Person Filing
This statement is filed by Well Thrive Limited, a Taiwanese company, and Sheng-Chun Chang. Well Thrive Limited and Mr. Chang are collectively referred to as the “Reporting Persons.”

(b)	Address of the Principal Office or, if none, residence
The address of the principal office and principal business address of each of the Reporting Persons is c/o Well Thrive Limited is No 79, Heng Yang Road, Taipei City, Taiwan.

(c)	Citizenship Well Thrive Limited is a company organized under the laws of Taiwan. Sheng-Chun Chang is a citizen of Taiwan.

Title of Class of Securities Common Stock

(e)	CUSIP Number 00774B 208

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 00774B 208

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Well Thrive Limited is the record holder of 1,020,000 shares of Aerkomm Inc. common stock and Mr. Chang is the record holder of 65,281 shares of Aerkomm Inc. common stock. Mr. Chang is the Chief Executive Officer and principal owner of Well Thrive Limited and has voting and dispositive power over the shares held by it. As a result, Mr. Chang is be deemed to own the shares held directly by Well Thrive Limited and have sole voting and dispositive power over such shares.

(b)

Percent of class:

The 1,085,281 shares of common stock represent approximately 11.4% of the Issuer’s outstanding common stock based on 9,540,891 shares of the Issuer’s common stock outstanding as of August 12, 2020.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 1,085,281

	(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,085,281

	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Attached as Exhibit 1 hereto is a Joint Filing Agreement executed by each of the Reporting Persons.

CUSIP No. 00774B 208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2020

Well Thrive Limited

By:	/s/ Sheng-Chun Chang
Name:	Sheng-Chun Chang
Title:	Chief Executive Officer

/s/ Sheng-Chun Chang
Sheng-Chun Chang

CUSIP No. 00774B 208

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-l(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of common stock of Aerkomm Inc.

Dated: August 12, 2020

Well Thrive Limited

By:	/s/ Sheng-Chun Chang
Name:	Sheng-Chun Chang
Title:	Chief Executive Officer

/s/ Sheng-Chun Chang
Sheng-Chun Chang